UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Capital Properties, Inc.

(Name of Subject Company (Issuer))

Mercury Real Estate Advisors LLC

Mercury Special Situations Fund LP

Mercury Special Situations Offshore Fund, Ltd.

David R. Jarvis and Malcolm F. MacLean IV

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

140430109

(CUSIP Number of Class of Securities)

David R. Jarvis—Managing Member

Malcolm F. MacLean IV—Managing Member

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 769-2980

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,270,000	$737.98

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 750,000 shares of Class A Common Stock of Capital Properties, Inc. at the tender offer price of $22.00 per share of Class A Common Stock.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2005, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2005 and Amendment No. 2 to Schedule TO filed with the SEC on June 3, 2005 (the “Schedule TO”), by Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (collectively, the “Purchaser”), relating to the offer by the Purchaser to purchase up to 285,000 shares of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or “Shares”), of Capital Properties, Inc., a Rhode Island corporation (“CPI” or the “Subject Company”), at a purchase price of $22.00 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and which are incorporated herein by reference.

The information in the Offer is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On June 14, 2005, the Purchaser issued a press release announcing the preliminary results of the tender offer, which expired as scheduled at 12:00 midnight, Eastern time, on Monday, June 13, 2005. A copy of the press release is filed as Exhibit (a)(1)(O) to this Schedule TO and is incorporated herein by reference.

On June 23, 2005, the Purchaser issued a press release announcing the final results of the tender offer. A copy of the press release is filed as Exhibit (a)(1)(P) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(O)	Press Release issued by Mercury Real Estate Advisors LLC, dated June 14, 2005.
(a)(1)(P)	Press Release issued by Mercury Real Estate Advisors LLC, dated June 23, 2005.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY REAL ESTATE ADVISORS LLC

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS FUND LP

By:	MERCURY SECURITIES II LLC,
its General Partner

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS OFFSHORE FUND, LTD.

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Director

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Director

DAVID R. JARVIS

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis, individually

MALCOLM F. MACLEAN IV

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV, individually

Date: June 23, 2005

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 2, 2005.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*
(a)(1)(G)	Letter to Shareholders.*
(a)(1)(H)	Summary Advertisement published in Investors Business Daily on May 2, 2005.*
(a)(1)(I)	Not applicable.
(a)(1)(J)	Press Release issued by Mercury Special Situations Fund LP, dated August 18, 2004.*
(a)(1)(K)	Capital Properties, Inc. Current Report on Form 8-K, incorporated by reference to Capital Properties, Inc.’s Current Report on Form 8-K, as filed with the SEC on August 27, 2004.*
(a)(1)(L)	Press Release issued by Mercury Special Situations Fund LP, dated September 23, 2004.*
(a)(1)(M)	Press Release issued by Mercury Real Estate Advisors LLC, dated May 2, 2005.*
(a)(1)(N)	Letter to Capital Properties, Inc., dated June 3, 2005**
(a)(1)(O)	Press Release issued by Mercury Real Estate Advisors LLC, dated June 14, 2005.***
(a)(1)(P)	Press Release issued by Mercury Real Estate Advisors LLC, dated June 23, 2005.***
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the Schedule TO on May 2, 2005.
**	Previously filed with Amendment No. 2 to Schedule TO on June 3, 2005.
***	Filed herewith.